Exhibit 99.1

China Online Education Group Announces Second Quarter 2019 Results

Net revenues increased by 25.4% year-over-year

Gross billings1 increased by 18.7% year-over-year

BEIJING, Sept. 11, 2019 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial and Operating Highlights

•                      Net revenues were RMB353.4 million (US$51.5 million), a 25.4% increase from RMB281.7 million for the second quarter of 2018.

•                      Gross billings were RMB498.5 million (US$72.6 million), an 18.7% increase from RMB420.0 million for the second quarter of 2018.

•                      Gross margin was 69.6%, compared with 65.7% for the second quarter of 2018.

•                      GAAP net loss decreased 56.1% year-over-year to RMB32.4 million and sequentially decreased 48.9% from RMB63.3 million for the first quarter of 2019.

•                      Non-GAAP net loss decreased 60.2% year-over-year to RMB26.7 million and sequentially decreased 55.0% from RMB59.5 million for the first quarter of 2019.

•                      Operating cash inflow was RMB99.2 million (US$14.5 million), compared with RMB27.1 million for the second quarter of 2018.

Key Operating Data

	For the three months ended
	June 30,	June 30,	Y-o-Y
	2018	2019	Change

Gross billings (in RMB millions)	420.0	498.5	18.7%
K-12 mass-market one-on-one offering	278.0	418.5	50.5%
K-12 small class offering	43.5	33.0	(24.1)%
Adult offering	69.3	34.4	(50.4)%
K-12 American Academy one-on-one offering	29.2	12.6	(56.8)%
Active students[2] (in thousands)	195.5	233.4	19.4%

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“We are pleased to report that second quarter financial and operating results continued their path of strong performance, as we consistently implemented our strategy in K-12 one-on-one mass-market offerings, particularly in the non-tier-one cities3,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Both net revenues and gross billings exceeded the high end of our second quarter guidance range, firmly led by our K-12 mass-market one-on-one gross billings which reached RMB418.5 million, representing a 50.5% year-over-year increase, and accounted for 84.0% of our total gross billings.

“In addition to strong top-line performance, our balanced approach to both growth and profitability continues to bear positive results. Our Non-GAAP net loss for the second quarter narrowed further to RMB26.7 million, from a loss of RMB59.5 million in the first quarter, representing an improvement of net margin to negative 7.6% from negative 18.4%. The historically low Non-GAAP net loss can be credited to our focus on teaching quality, student satisfaction, and our continued pursuit to optimize operational efficiency and improve profitability. I am very proud to share that we successfully delivered over 90 million one-on-one online English lessons, which also include free trial lessons, from our inception in 2011 through the end of August this year. This is a nice milestone to mark in our vision to empower everyone to talk to the world. Going forward, we will continue to strengthen our core K-12 mass-market one-on-one business in non-tier-one cities by offering high-quality programs coupled with best-in-class technology,” Mr. Huang concluded.

Mr. Min Xu, Chief Financial Officer of 51Talk, added, “Second quarter saw continued focus on the comprehensive execution of our operating model with a sharp emphasis on cost efficiency and the pursuit of profitability. We achieved historically high cash flow from operations of RMB99.2 million in the second quarter, a 265.8% year-over-year increase from RMB27.1 million in the same quarter last year. Consolidated gross margin expanded by 3.9 percentage points year-over-year to 69.6%, driven by significant gross margin improvement of both our one-on-one and small class offerings. With our focused growth strategy targeting non-tier-one cities and continued optimization of operating efficiencies, we are confident we can continue to deliver healthy growth and improve our profitability in the second half of 2019.”

Second Quarter 2019 Financial Results

Net Revenues

Net revenues for the second quarter of 2019 were RMB353.4 million (US$51.5 million), a 25.4% increase from RMB281.7 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the second quarter of 2019 was 233,400, a 19.4% increase from 195,500 for the same quarter last year.

Net revenues from one-on-one offerings for the second quarter of 2019 were RMB320.3 million (US$46.7 million), a 26.0% increase from RMB254.2 million for the same quarter last year. Net revenues from small class offering for the second quarter of 2019 were RMB33.1 million (US$4.8 million), a 20.4% increase from RMB 27.5 million for the same quarter last year.

3  Tier-one cities include Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin.

Cost of Revenues

Cost of revenues for the second quarter of 2019 was RMB107.6 million (US$15.7 million), an 11.4% increase from RMB96.5 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons.

Cost of revenues of one-on-one offerings for the second quarter of 2019 was RMB92.5 million (US$13.5 million), a 15.8% increase from RMB79.8 million for the same quarter last year. Cost of revenues of small class offering for the second quarter of 2019 was RMB15.1 million (US$2.2 million), a 9.5% decrease from RMB16.7 million for the same quarter last year.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2019 was RMB245.9 million (US$35.8 million), a 32.8% increase from RMB185.2 million for the same quarter last year.

Gross margin for the second quarter of 2019 was 69.6%, compared with 65.7% for the same quarter last year.

One-on-one offerings gross margin for the second quarter of 2019 was 71.1%, compared with 68.6% for the same quarter last year. The increase was mainly attributable to 1) price increases and 2) the inclusion of the Company’s audio picture book in course packages, which carries a higher margin and is recognized as revenues at the time of delivery. 51Talk’s small class offering gross margin for the second quarter of 2019 was 54.5%, compared with 39.4% for the second quarter of 2018.

Operating Expenses

Total operating expenses for the second quarter of 2019 were RMB280.1 million (US$40.8 million), a 7.0% increase from RMB261.7 million for the same quarter last year. The increase was mainly the result of an increase in sales and marketing expenses, partially offset by decreases of product development, and general and administrative expenses.

Sales and marketing expenses for the second quarter of 2019 were RMB188.4 million (US$27.4 million), a 15.4% increase from RMB163.3 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to an increase in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2019 were RMB187.3 million (US$27.3 million), a 15.7% increase from RMB161.9 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 32.6% of the gross billings for the second quarter of 2019, compared with 33.0% for the same quarter last year.

Product development expenses for the second quarter of 2019 were RMB41.4 million (US$6.0 million), a 7.2% decrease from RMB44.6 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2019 were RMB39.7 million (US$5.8 million), a 7.2% decrease from RMB42.8 million for the same quarter last year.

General and administrative expenses for the second quarter of 2019 were RMB50.4 million (US$7.3 million), a 6.5% decrease from RMB53.9 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2019 were RMB47.5 million (US$6.9 million), a 5.8% decrease from RMB50.4 million for the same quarter last year.

Loss from Operations

Loss from operations for the second quarter of 2019 was RMB34.3 million (US$5.0 million), compared with RMB76.5 million for the same quarter last year.

Non-GAAP loss from operations for the second quarter of 2019 was RMB28.6 million (US$4.2 million), compared with RMB69.9 million for the same quarter last year.

Net Loss

Net loss for the second quarter of 2019 was RMB32.4 million (US$4.7 million), compared with RMB73.7 million for the same quarter last year.

Non-GAAP net loss for the second quarter of 2019 was RMB26.7 million (US$3.9 million), compared with RMB67.1 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2019 was RMB1.58 (US$0.23), compared with RMB3.60 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2019 was RMB1.30 (US$0.19), compared with RMB3.30 for the same quarter last year.

Balance Sheet

As of June 30, 2019, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB785.6 million (US$114.4 million), compared with RMB712.1million as of December 31, 2018.

The Company had deferred revenues (current and non-current) of RMB1,897.2 million (US$276.4 million) as of June 30, 2019, compared with RMB1,676.1 million as of December 31, 2018.

Impact of Recently Adopted New Accounting Standard

In February 2016, the FASB issued ASU 2016-02 “Leases”, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard on January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB55.8 million as total right-of-use assets and RMB54.2 million as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019.  The Company recognized RMB48.2 million and RMB46.1 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of June 30, 2019. Other than the foregoing, the new lease standard did not have a material impact on the Company’s consolidated financial statements.

Outlook

For the third quarter of 2019, the Company currently expects:

•                  Net revenues to be between RMB395 million to RMB400 million, which would represent an increase of approximately 30.3% to 31.9% from RMB303.2 million for the same quarter last year;

•                  Total gross billings to be between RMB513 million to RMB518 million, which would represent an increase of approximately 20.8% to 22.0% from RMB424.5 million for the same quarter last year.

•                  Gross billings for the Company’s one-on-one business are expected to be between RMB505 million to RMB510 million, which would represent an increase of approximately 23.8% to 25.0% from RMB407.9 million for the same quarter last year.

•                  Gross billings for 51Talk’s small class business are expected to be approximately RMB8 million, which would represent a decrease of approximately 51.8% from RMB16.6 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 11, 2019 (8:00 PM Beijing/Hong Kong time on September 11, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 18, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10134745

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,	Jun. 30,
	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	413,143	233,847	34,064
Time deposits	162,688	208,360	30,351
Short term investment	136,304	343,380	50,019
Inventory	—	244	36
Prepaid expenses and other current assets	242,499	264,087	38,469
Total current assets	954,634	1,049,918	152,939

Non-current assets
Property, plant and equipment, net	35,341	28,005	4,079
Intangible assets, net	11,790	9,425	1,373
Goodwill	4,223	4,223	615
Right of use assets	—	48,155	7,015
Other non-current assets	4,230	7,574	1,103
Total non-current assets	55,584	97,382	14,185

Total assets	1,010,218	1,147,300	167,124

LIABILITIES

Current liabilities
Short-term loan	—	42,687	6,218
Deferred revenues	1,658,800	1,889,801	275,281
Accrued expenses and other current liabilities	209,910	188,282	27,426
Lease liability	—	29,207	4,254
Taxes payable	16,917	19,275	2,808
Total current liabilities	1,885,627	2,169,252	315,987

Non-current liabilities
Long-term loan	69,045	—	—
Deferred revenues	17,321	7,442	1,084
Deferred tax liabilities	21	—	—
Lease liability	—	16,908	2,463
Other non-current liabilities	853	973	142
Total non-current liabilities	87,240	25,323	3,689

Total liabilities	1,972,867	2,194,575	319,676

Total shareholders’ deficit	(962,649)	(1,047,275)	(152,552)

Total liabilities and shareholders’ deficit	1,010,218	1,147,300	167,124

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	281,736	322,971	353,424	51,482	544,313	676,395
Cost of revenues	(96,538)	(105,728)	(107,559)	(15,668)	(189,467)	(213,287)
Gross profit	185,198	217,243	245,865	35,814	354,846	463,108
Operating expenses
Sales and marketing expenses	(163,274)	(186,287)	(188,369)	(27,439)	(334,866)	(374,656)
Product development expenses	(44,583)	(40,701)	(41,362)	(6,025)	(96,823)	(82,063)
General and administrative expenses	(53,864)	(51,159)	(50,389)	(7,340)	(110,228)	(101,548)
Total operating expenses	(261,721)	(278,147)	(280,120)	(40,804)	(541,917)	(558,267)
Loss from operations	(76,523)	(60,904)	(34,255)	(4,990)	(187,071)	(95,159)
Interest income	2,212	3,051	3,556	518	4,167	6,607
Interest expense and other expenses, net	1,576	(4,338)	(503)	(73)	(1,423)	(4,841)
Loss before income tax expense	(72,735)	(62,191)	(31,202)	(4,545)	(184,327)	(93,393)
Income tax expenses	(951)	(1,148)	(1,182)	(172)	(2,021)	(2,330)
Net loss	(73,686)	(63,339)	(32,384)	(4,717)	(186,348)	(95,723)
Net loss attributable to ordinary shareholders	(73,686)	(63,339)	(32,384)	(4,717)	(186,348)	(95,723)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Weighted average number of ordinary shares used in computing basic and diluted loss per share	304,214,325	306,042,465	307,458,227	307,458,227	303,546,748	306,754,257

Net loss per share attributable to ordinary shareholders
basic and diluted	(0.24)	(0.21)	(0.11)	(0.02)	(0.61)	(0.31)

Net loss per ADS attributable to ordinary shareholders
basic and diluted	(3.60)	(3.15)	(1.58)	(0.23)	(9.15)	(4.68)

Comprehensive loss:
Net loss	(73,686)	(63,339)	(32,384)	(4,717)	(186,348)	(95,723)

Other comprehensive loss
Foreign currency translation adjustments	13,895	(5,718)	6,683	973	3,267	965
Total comprehensive loss	(59,791)	(69,057)	(25,701)	(3,744)	(183,081)	(94,758)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,379)	(284)	(1,119)	(163)	(2,611)	(1,403)
Product development expenses	(1,759)	(574)	(1,617)	(236)	(3,317)	(2,191)
General and administrative expenses	(3,454)	(3,012)	(2,915)	(425)	(7,257)	(5,927)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(163,274)	(186,287)	(188,369)	(27,439)	(334,866)	(374,656)
Less: Share-based compensation expenses	(1,379)	(284)	(1,119)	(163)	(2,611)	(1,403)
Non-GAAP sales and marketing expenses	(161,895)	(186,003)	(187,250)	(27,276)	(332,255)	(373,253)

Product development expenses	(44,583)	(40,701)	(41,362)	(6,025)	(96,823)	(82,063)
Less: Share-based compensation expenses	(1,759)	(574)	(1,617)	(236)	(3,317)	(2,191)
Non-GAAP product development expenses	(42,824)	(40,127)	(39,745)	(5,789)	(93,506)	(79,872)

General and administrative expenses	(53,864)	(51,159)	(50,389)	(7,340)	(110,228)	(101,548)
Less: Share-based compensation expenses	(3,454)	(3,012)	(2,915)	(425)	(7,257)	(5,927)
Non-GAAP general and administrative expenses	(50,410)	(48,147)	(47,474)	(6,915)	(102,971)	(95,621)

Operating expenses	(261,721)	(278,147)	(280,120)	(40,804)	(541,917)	(558,267)
Less: Share-based compensation expenses	(6,592)	(3,870)	(5,651)	(824)	(13,185)	(9,521)
Non-GAAP operating expenses	(255,129)	(274,277)	(274,469)	(39,980)	(528,732)	(548,746)

Loss from operations	(76,523)	(60,904)	(34,255)	(4,990)	(187,071)	(95,159)
Less: Share-based compensation expenses	(6,592)	(3,870)	(5,651)	(824)	(13,185)	(9,521)
Non-GAAP loss from operations	(69,931)	(57,034)	(28,604)	(4,166)	(173,886)	(85,638)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(951)	(1,148)	(1,182)	(172)	(2,021)	(2,330)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(951)	(1,148)	(1,182)	(172)	(2,021)	(2,330)

Net loss	(73,686)	(63,339)	(32,384)	(4,717)	(186,348)	(95,723)
Less: Share-based compensation expenses	(6,592)	(3,870)	(5,651)	(824)	(13,185)	(9,521)
Non-GAAP net loss	(67,094)	(59,469)	(26,733)	(3,893)	(173,163)	(86,202)

Net loss attributable to ordinary shareholders	(73,686)	(63,339)	(32,384)	(4,717)	(186,348)	(95,723)
Less: Share-based compensation expenses, net of tax	(6,592)	(3,870)	(5,651)	(824)	(13,185)	(9,521)
Non-GAAP net loss attributable to ordinary shareholders	(67,094)	(59,469)	(26,733)	(3,893)	(173,163)	(86,202)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	304,214,325	306,042,465	307,458,227	307,458,227	303,546,748	306,754,257

Non-GAAP net loss per share attributable to ordinary shareholders
basic and diluted	(0.22)	(0.19)	(0.09)	(0.01)	(0.57)	(0.28)

Non-GAAP net loss per ADS attributable to ordinary shareholders
basic and diluted	(3.30)	(2.85)	(1.30)	(0.19)	(8.55)	(4.22)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues
One-on-one offerings	254,222	295,455	320,310	46,658	499,708	615,765
Small class offerings	27,514	27,516	33,114	4,824	44,605	60,630
Total net revenues	281,736	322,971	353,424	51,482	544,313	676,395

Cost of revenues
One-on-one offerings	(79,868)	(90,791)	(92,477)	(13,471)	(160,953)	(183,268)
Small class offerings	(16,670)	(14,937)	(15,082)	(2,197)	(28,514)	(30,019)
Total cost of revenues	(96,538)	(105,728)	(107,559)	(15,668)	(189,467)	(213,287)

Gross profit
One-on-one offerings	174,354	204,664	227,833	33,187	338,755	432,497
Small class offerings	10,844	12,579	18,032	2,627	16,091	30,611
Total gross profit	185,198	217,243	245,865	35,814	354,846	463,108

Gross margin
One-on-one offerings	68.6%	69.3%	71.1%	71.1%	67.8%	70.2%
Small class offerings	39.4%	45.7%	54.5%	54.5%	36.1%	50.5%
Total gross margin	65.7%	67.3%	69.6%	69.6%	65.2%	68.5%

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses[4]
One-on-one offerings	(143,711)	(170,849)	(173,811)	(25,318)	(297,639)	(344,660)
Small class offerings	(19,563)	(15,438)	(14,558)	(2,121)	(37,227)	(29,996)
Total sales and marketing expenses	(163,274)	(186,287)	(188,369)	(27,439)	(334,866)	(374,656)

Product development expenses[5]
One-on-one offerings	(33,157)	(35,169)	(36,234)	(5,278)	(74,038)	(71,403)
Small class offerings	(11,426)	(5,532)	(5,128)	(747)	(22,785)	(10,660)
Total product development expenses	(44,583)	(40,701)	(41,362)	(6,025)	(96,823)	(82,063)

General and administrative expenses[6]
One-on-one offerings	(44,281)	(44,934)	(45,845)	(6,678)	(91,462)	(90,779)
Small class offerings	(9,583)	(6,225)	(4,544)	(662)	(18,766)	(10,769)
Total general and administrative expenses	(53,864)	(51,159)	(50,389)	(7,340)	(110,228)	(101,548)

Operating expenses
One-on-one offerings	(221,149)	(250,952)	(255,890)	(37,274)	(463,139)	(506,842)
Small class offerings	(40,572)	(27,195)	(24,230)	(3,530)	(78,778)	(51,425)
Total operating expenses	(261,721)	(278,147)	(280,120)	(40,804)	(541,917)	(558,267)

Loss from operations
One-on-one offerings	(46,795)	(46,288)	(28,057)	(4,087)	(124,384)	(74,345)
Small class offerings	(29,728)	(14,616)	(6,198)	(903)	(62,687)	(20,814)
Total loss from operations	(76,523)	(60,904)	(34,255)	(4,990)	(187,071)	(95,159)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB1,075 and RMB44 respectively for the second quarter of 2019, and RMB1,307 and RMB72 respectively for the second quarter of 2018.

5 Share-based compensation expenses included in the product development expenses for one-on-one offerings and small class offerings were RMB1,223 and RMB394 respectively for the second quarter of 2019, and RMB1,431 and RMB328 respectively for the second quarter of 2018.

6 Share-based compensation expenses included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB2,888 and RMB27 respectively for the second quarter of 2019, and RMB3,422 and RMB32 respectively for the second quarter of 2018.